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                             May 26, 2023

       Sergio P. Ermotti
       Group Chief Executive Officer
       UBS Group AG
       Bahnhofstrasse 45, 8001
       Zurich, Switzerland

                                                        Re: UBS Group AG
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-4
                                                            Filed May 23, 2023
                                                            File No. 333-271453

       Dear Sergio P. Ermotti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Prospectus Summary
       Conditions to the Transaction, page 20

   1. Refer to your response to comment 1. Please clarify the following regarding the liquidity assistance measures
described here and on pages 42 and 43:

                                                              the nature of the
assets that collateralize the amount currently drawn under the emergency liquidity
facility and the relevant interest rate(s);

                                                              with respect to
the amounts drawn currently under the emergency liquidity assistance,
 Sergio P. Ermotti
UBS Group AG
May 26, 2023
Page 2
              the approximate percentage guaranteed by the Swiss confederation;

                whether Credit Suisse and UBS Group AG may each borrow up to CHF 100 billion under the ELA+ or whether the amount drawn by Credit Suisse and UBS Group
              AG will be aggregated together such that the total amount may be no more than CHF
              100 billion. In this regard, we note your disclosure on page 20 that refers to "up to
              CHF 100 billion of ELA+ from the [Swiss National Bank] provided to Credit Suisse and UBS Group AG";

                whether only Credit Suisse may borrow under the PLB. In this regard, we note your disclosure on page 20 that states that "Credit Suisse also has the right to access . . . up to CHF 100 billion from the PLB"; and

                whether pursuant to the PLB, Credit Suisse must pay to the Confederation a risk premium of 1.5% per year of the amount actually drawn, in addition to the commitment premium for the default guarantee of 0.25% per year of the amount of CHF 100 billion and interest payable to SNB. In addition, on page 43, clarify that by "SNB policy rate" you are referring to the publicly available rate on the Swiss
              National Bank website at

https://www.sn
b.ch/en/iabout/stat/statpub/zidea/id/current_interest_exchange_rates#t
              2. In this regard, we note your disclosure on page 43 that borrowing under the ELA+
              and PLB bear interest at the "SNB policy rate" plus 3% per annum. Risks Factors
If the Special Ordinance is not transposed into ordinary Swiss law . . ., page
26

2. Refer to your response to comment 6. We note the description on page 19 of the separate
       arrangements with FINMA    regarding adjustments or transitional
measures to the
       combined company's prudential requirements, risk-weighted assets, calculations and other
       capital measures.    Please revise to separately identify each of the
requirements and
       measures under negotiation, and explicitly state whether the lapse of the Special
       Ordinance would make the benefits of the Loss Protection Agreement or FINMA's
          adjustments or transitional measures    unavailable after September
17, 2023 as well as the
       resulting material impacts to the combined company. We note your disclosure that
       "specific measures that were taken on the basis of the Special Ordinance, including the existing ELA+ and PLB provided to Credit Suisse, will continue to apply." Please balance this statement by disclosing any material uncertainties as to whether such measures would continue to apply. Finally, please revise your disclosure here and in the Prospectus Summary section to state that any additional loss sharing agreement,
FirstName LastNameSergio P. Ermotti
       including the profit sharing and loss agreement disclosed on pages 43 and 44 would
Comapany    NameUBS
       require          Group
               an approval   by AG
                                the Swiss Parliament in the ordinary
legislative procedure and was
May 26,not included
         2023 Page 2in the Special Ordinance, as indicated in your response to prior comment 6.
FirstName LastName
 Sergio P. Ermotti
FirstName
UBS GroupLastNameSergio P. Ermotti
            AG
Comapany
May        NameUBS Group AG
     26, 2023
May 26,
Page 3 2023 Page 3
FirstName LastName
Background and Reasons for the Transaction, page 41

3. Refer to your response to prior comment 3 and to the penultimate paragraph on page 42 where you discuss support from the Government Representatives as an issue to be addressed when UBS Group AG indicated that it was prepared, in principle, to undertake the transaction. Please further revise your disclosure to describe the
specific    requested
         adjustments or transitional measures    to the prudential requirements
and other capital
         interpretations as referenced on page 29. In addition, we note your disclosure on page 47 that "[t]o the extent any of the . . . other measures are material and are finalized prior to the effectiveness of the registration statement, UBS Group AG will disclose such material terms in an amendment to the registration statement and any material contracts entered into prior to effectiveness of the registration statement will also be filed as exhibits in a pre-effective amendment to the registration statement." Please revise to describe the
         "other measures."
Explanatory notes on pro forma condensed combined financial information
Note 3: Transaction accounting adjustments, page 80

4. Refer to your response to comment 13. If true, please revise to clarify that there were no material differences in the transaction accounting adjustments for accrual-accounted financial instruments using valuation inputs and assumptions as of December 31, 2022 as compared to March 31, 2023. Alternatively, please revise to use valuation inputs and assumptions as of March 31, 2023 for all fair valued financial instruments and other assets and liabilities, consistent with the requirements in 11-02(a)(6)(i)(1) of Regulation S-X.
General

5. We note your response to the penultimate bullet of prior comment 1. Although you do not expect any material developments with respect to the separate arrangements or other measures to happen between effectiveness of the registration statement and completion of the transaction, please confirm if any material developments do occur during that time period you will file prospectus supplements under Rule 424(b) reporting them, including any event that is also reported on an current or periodic report filed as required by the
         Exchange Act.
 Sergio P. Ermotti
FirstName
UBS GroupLastNameSergio P. Ermotti
            AG
Comapany
May        NameUBS Group AG
     26, 2023
May 26,
Page 4 2023 Page 4
FirstName LastName
        You may contact Michael Volley at 202-551-3437 or Robert Klein, Accounting Branch
Chief, at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Pamela Long, Senior
Advisor, at 202-551-3765 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance